Exhibit 21

Subsidiaries of the Registrant (as of December 31, 2025)

Subsidiary	State or Jurisdiction of Incorporation

First-Citizens Bank & Trust Company	North Carolina

First Citizens Equity Investments, LLC	Delaware

The CIT Group Business Credit, LLC	Delaware

First Citizens Capital Securities, LLC	Delaware

First Citizens Hibernia Limited	Ireland

First Citizens Global I, Inc.	Delaware

First Citizens Global II, Inc.	Delaware